The information in this preliminary pricing supplement is not complete and may be changed.  A registration statement relating to the securities has been filed with the Securities and
Exchange Commission.  This preliminary pricing supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of securities is not permitted.

Subject to Completion, dated April 2, 2013 Preliminary Pricing Supplement No. 97 (To Prospectus Supplement dated November 25, 2011 and Prospectus dated December 22, 2010)	Filed Pursuant to Rule 424(b)(5) Registration Nos. 333-167844 and 333-167844-01 April 2, 2013
Lloyds TSB Bank plc fully and unconditionally guaranteed by Lloyds Banking Group plc	US$ FLOATING RATE NOTES DUE APRIL 18, 2023 (the “Notes”)
Principal Amount:	US$	Issuer:	Lloyds TSB Bank plc (“Lloyds Bank”)
Maturity Date	April 18, 2023	Guarantor:	Lloyds Banking Group plc (“LBG”)
CUSIP:	53944XEA9	Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
ISIN:	US53944XEA90
Offering Dates:	April 2, 2013, through April 15, 2013	Interest Payment Frequency:	Quarterly
Trade Date:	April 15, 2013	Business Days:	New York, London
Issue Date:	April 18, 2013	Survivor’s Option:	Applicable
Reference Rate:	3-month USD LIBOR	Spread:	1.00% per annum
Interest Rate:	For each Interest Period commencing on or after the Issue Date, to but excluding the Maturity Date: the interest rate per annum will be equal to Reference Rate plus the Spread.
Interest Payment Dates:
Quarterly, payable in arrears on the 18th of every January, April, July and October, commencing on July 18, 2013 and ending on the Maturity Date or the Survivor’s Option Payment Date, if applicable.  For additional information see “Description of the Notes and the Guarantees – Payment of Principal, interest, and Other Amounts Due” starting on page S-10 in the accompanying prospectus supplement.

Redemption Information:	Non-Callable
Selling Agent:	Barclays Capital, Inc.
(Terms continued on following page)

Any payments due on the Notes, including any repayment of principal, will be subject to the creditworthiness of Lloyds Bank, as the Issuer, and LBG, as the Guarantor of the Issuer’s obligations under the Notes.

LBG and Lloyds Bank have filed a registration statement with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read this pricing supplement together with the prospectus dated December 22, 2010 (the “prospectus”) in that registration statement and other documents, including the more detailed information contained in the prospectus supplement dated November 25, 2011 (the “prospectus supplement”), that LBG and Lloyds Bank have filed with the SEC for more complete information about LBG and Lloyds Bank and this offering.  You may access these documents on the SEC website at.www.sec.gov.  LBG’s Central Index Key, or CIK, on the SEC website is 1160106 and Lloyds Bank’s CIK on the SEC website is 1167831.  The prospectus supplement and the prospectus may be accessed as follows (or if such address has changed, by reviewing LBG’s and Lloyds Bank’s filings for the relevant date on the SEC website):

•	prospectus supplement dated November 25, 2011 and prospectus dated December 22, 2010
http://www.sec.gov/Archives/edgar/data/1160106/000095010311004966/dp27400_424b3.htm

You may revoke your offer to purchase the Notes at any time prior to the time at which your offer is accepted on the Trade Date by notifying the Selling Agent.  Lloyds Bank has the right to change the terms of, or reject any offer to purchase the Notes in whole or in part.  The Selling Agent also has the right to reject any offer it solicited to purchase the Notes.  In the event of any changes to the terms of the Notes, Lloyds Bank or the Selling Agent will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case your offer to purchase the Notes may be rejected.

Investing in the Notes involves significant risks.  See “Risk Factors” beginning on page S-3 of the accompanying  prospectus supplement.

The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

None of the Securities and Exchange Commission, any state securities commission and any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public (1)	Selling Agent’s Commission (2)	Proceeds to Lloyds TSB Bank plc
Per Note	100%	%	%
Total	$1,000.00	$	$
(1)
The proceeds you might expect to receive if you were able to resell the Notes on the Issue Date are expected to be less than the issue price.  This is because the issue price includes the Selling Agent’s commission set forth above and also reflects certain hedging costs associated with the Notes.  For additional information, see “Risk Factors — The issue price of the notes has certain built-in costs, including the Selling Agent’s commission and our cost of hedging, both of which are expected to be reflected in secondary market prices” on page S-3 of the accompanying prospectus supplement.  The issue price also does not include fees that you may be charged if you buy the Notes through your registered investment advisers for managed fee-based accounts.

(2)
The Selling Agent may retain all or a portion of this commission or use all or a portion of this commission to pay selling concessions or fees to other dealers.  See “Supplemental Plan of Distribution” on page S-26 of the accompanying prospectus supplement.

……., 2013

(Terms continued from preceding page)

Day Count Convention:
Actual/360.  For each Interest Period, the amount of interest payable per $1,000 principal amount of the Notes will be equal to (a) the product of (i) $1,000, (ii) the applicable interest rate and (iii) the actual number of days in such Interest Period, divided by (b) 360.

Business Day Convention:
Modified Following, Adjusted.  If any Interest Payment Date or Survivor’s Option Payment Date or the Maturity Date would otherwise be a day that is not a Business Day, such Interest Payment Date or Survivor’s Option Payment Date or the Maturity Date, as applicable, will be postponed to the next succeeding day that is a Business Day, provided if such succeeding Business Day falls in the next succeeding calendar month, such Interest Payment Date or Survivor’s Option Payment Date, or the Maturity Date, as applicable, will be the Business Day immediately preceding such originally scheduled Interest Payment Date or Survivor’s Option Payment Date or the Maturity Date.  If an Interest Payment Date or Survivor’s Option Payment Date or the Maturity Date falls on a day that is not a Business Day, then any amount of interest payable on such Interest Payment Date, Survivor’s Option Payment Date or Maturity Date will be adjusted to reflect the longer or shorter Interest Period.

Interest Period:
The initial Interest Period will begin on, and include, the Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date (or the Survivor’s Option Payment Date, if applicable).

Interest Reset Dates:
For each Interest Period, the Interest Payment Date for the preceding Interest Period (and for the initial Interest Period, the Issue Date).  The Interest Rate applicable to an Interest Period shall be the Interest Rate determined with respect to the Interest Determination Date immediately preceding such Interest Reset Date provided the Interest Rate applicable to the initial Interest Period shall be determined with respect to the date that is 2 USD LIBOR Business Days prior to the Issue Date.

Interest Determination Dates:	2 USD LIBOR Business Days prior to the relevant Interest Reset Date
USD LIBOR Business Day:
Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday and on which dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

Survivor’s Option Payment Dates:
Subject to limitations, each February 15 and August 15 of each calendar year.  See “Risk Factors — Any Survivor’s Option may be limited in amount, and any repayments made with respect to the exercise of a Survivor’s Option will not be made immediately” and “Description of the Survivor’s Option” starting on page S-6 and page S-17, respectively, in the accompanying prospectus supplement.

Settlement:	DTC; Book-entry; Transferable
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC
3-month USD LIBOR:
The 3-month USD LIBOR rate, as reported on Reuters Page LIBOR01 or any successor page as of 11:00 a.m. London time, on the relevant Interest Determination Date.

If such rate does not appear on the Reuters Page LIBOR01 on such Interest Determination Date, then the Calculation Agent will request the principal London offices of each of four major reference banks (which may include the Selling Agent or its affiliates) in the London interbank market, as selected by the Calculation Agent (after consultation with us), to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for a three-month period commencing on the first day of each Interest Period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such Interest Determination Date and in a principal amount that is representative of a single transaction in U.S. dollars in that market at such time. If at least two quotations are so provided, then the 3-month USD LIBOR rate determined on such Interest Determination Date will be the arithmetic mean of such quotations.

If fewer than two such quotations are so provided, then the 3-month USD LIBOR rate on such Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. in New York, New York on such Interest Determination Date by three major banks (which may include the Selling Agent or its affiliates) in New York, New York selected by the Calculation Agent (after consultation with us) for loans in U.S. dollars to leading European banks, having a three-month maturity, commencing on the first day of each Interest Period and in a principal amount that is representative of a single transaction in U.S. dollars in that market at such time.

If the banks so selected by the Calculation Agent are not quoting as set forth above, the 3-month USD LIBOR rate on such Interest Determination Date will be the 3-month USD LIBOR rate in effect on such Interest Determination Date.

Rounding Convention:
All U.S. dollar amounts used in or resulting from any calculation on the Notes will be rounded to the nearest cent.  All percentages resulting from any calculation with respect to the Notes will be rounded, if necessary, to the nearest one hundred-thousandth of a percent, with five one-millionths of a percentage point rounded upwards, e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655).

Additional Risk Factor:
Reference Rate / Interest Payment Risk: Because the Interest Rate on the Notes is a floating rate, you will be exposed to risks not associated with a conventional fixed-rate debt instrument.  These risk include fluctuation of the Reference Rate (and hence, the Interest Rate) and the possibility that for any given Interest Period you may receive a lesser amount of interest than for one or more other Interest Periods.   We have no control over a number of factors that may affect market interest rates, including geopolitical conditions and economic, financial, political, regulatory, agricultural, judicial or other events that affect the markets generally and that are important in determining the existence, magnitude, and longevity of these risks and their results.  In recent years, interest rates have been volatile, and volatility also could be characteristic of the future.  In addition, the floating Interest Rate for the Notes may be less than the floating rate payable on a similar debt instrument of the same maturity issued by us or an issuer of comparable creditworthiness.

PS-2

U.S. Federal Income Tax Consequences:
The Notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes.  The discussion of tax consequences in the section of the prospectus supplement entitled “U.S. Federal Income Tax Consequences” applies to the Notes, notwithstanding the limitation therein to notes that provide for stated interest payable at one or more fixed rates.

PS-3